Exhibit 99.1

Safe-T Group Reports Preliminary Revenue Growth for the Fourth Quarter of 2019

Company Expects to Report Estimated 138%-160% Growth in Revenues

HERZLIYA, Israel, January 13, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced an estimated revenue range for the fourth quarter of 2019 and the entire year of 2019.

The Company accomplished a year of many business achievements as well as financial improvements such as sharp revenue growth, while still achieving a material reduction of expenses. Also, the Company raised a total of $14.5 million, which supported its operations and enabled the Company’s acquisition of NetNut Ltd. Following the smooth acquisition and integration of NetNut, the Company continues enhancing the presence of NetNut’s solutions to an ever-growing market, which has resulted in increased sales over the recent months.

Earlier in 2019, Safe-T deepened its strategic focus on the Software Defined Perimeter (SDP) market, an extremely attractive segment with high growth potential. The Company develops innovative SDP solutions to face growing demand in the business, governmental and financial sectors.

Furthermore, the Company gained prestigious recognition in Gartner’s April 2019 Market Guide for Zero Trust Network Access, which identified Safe-T as a Representative Vendor for a stand-alone Zero Trust Network Access (ZTNA) offering.

Shachar Daniel, Safe-T’s Chief Executive Officer, said: “We are excited to present the improved results from our activities this year. We will continue our efforts to execute our business and financial strategy in 2020 and hope to witness the same upward trends. In addition to the market’s acceptance of our innovation and unique products, our strong IP keeps us in an advantageous position.”

Preliminary Financial Results for Q4 2019 and the Entire Year:

On a preliminary and unaudited basis, Safe-T expects to report fourth quarter 2019 revenue in the range of $1.1 million to $1.2 million, an increase in the range of 138% to 160%, respectively, compared to $0.46 million in the fourth quarter of 2018. Safe-T concluded 2019 with estimated revenues in the range of $3.27 million to $3.37 million, an increase in the range of 123% to 130%, respectively, compared to $1.466 million in 2018.

Safe-T expects to release its full 2019 results by March 31, 2020.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the fourth quarter and entire year of 2019, future growth, enhancing the presence of NetNut’s solutions to an ever-growing market, and efforts to execute business and financial strategy in 2020. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.